Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated March 28, 2013

(Supplementing Prospectus Supplement Dated February 25, 2013

to Prospectus Dated February 25, 2013)

Registration No. 333-186823

Enersis S.A.

Rights Offering for Shares of Common Stock

in the Form of American Depositary Shares or Shares

This free writing prospectus relates to our offer to our common stockholders of transferable rights to subscribe for up to 6,473,976,239 new shares of common stock in the Republic of Chile and outside Chile, including shares of common stock represented by American Depositary Shares, or ADSs. These new shares of common stock were offered by way of a preemptive rights offering, in which we distributed (i) to holders of our ADSs, transferable rights to subscribe for new ADSs at the ADS subscription price of Ch$8,650 per new ADS, which we refer to as ADS rights, and (ii) to holders of our common stock, transferable rights to subscribe for new shares of our common stock at the share subscription price of Ch$173 per new share, which we refer to as share rights. The ADS rights and share rights are referred to collectively as the rights.

An aggregate of 6,316,932,923 new shares of common stock (including 1,675,441,700 new shares in the form of ADSs), representing approximately 97.6% of the 6,473,976,239 new shares of common stock offered for subscription in the rights offering, were subscribed for by holders of rights. We are offering the remaining 157,043,316 new shares of common stock not subscribed for by holders of rights in an auction/remate of shares on the Bolsa de Comercio de Santiago, or the Santiago Stock Exchange, on March 28, 2013. These new shares will not be offered in the form of ADSs.

We expect the new shares of common stock subscribed for in the rights offering to be issued and delivered on or about March 28, 2013. We expect the new ADSs to be issued and delivered on or about April 1, 2013. Listing and trading in the new shares of common stock subscribed for in the rights offering on the Santiago Stock Exchange, the Bolsa Electrónica de Chile, or the Chilean Electronic Stock Exchange, and the Bolsa de Corredores de Valparaíso, or the Valparaíso Stock Exchange is expected to commence on or about March 28, 2013. Listing and trading in the new ADSs subscribed for in the rights offering on the New York Stock Exchange is expected to commence on or about April 1, 2013.

Final ADS Subscription Price

The final ADS subscription price was approximately US$18.40 per new ADS. The final ADS subscription price per new ADS was the U.S. dollar equivalent of the final share subscription price per new share of Ch$173 determined as described below under “—Final Share Subscription Price,” based on the exchange rate of Ch$472.60 per U.S. dollar at which the U.S. dollar amounts were converted to Chilean peso amounts.

Holders of ADS rights exercising such rights and subscribing for new ADSs were required to deposit US$18.65, or the ADS deposit amount, per new ADS subscribed. The ADS deposit amount exceeded the final ADS subscription price by approximately US$0.25 per new ADS. Such excess of the ADS deposit amount over the final ADS subscription price for the new ADSs subscribed will be refunded to the exercising holders of ADS rights. See “The Rights Offering—Offering to ADS Holders—ADS Deposit Amount” in the prospectus supplement dated February 25, 2013 as modified by the free writing prospectus dated February 26, 2013.